Exhibit 21.1

SUBSIDIARIES OF VOLITIONRX LIMITED

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization

Singapore Volition Pte. Limited (100% subsidiary of VolitionRx Limited)	Singapore
Belgian Volition SRL (99.9% subsidiary of Singapore Volition Pte. Limited)	Belgium
Volition Diagnostics UK Limited (100% subsidiary of Belgian Volition SRL)	United Kingdom
Volition Germany GmbH (100% subsidiary of Belgian Volition SRL)	Germany
Volition America, Inc. (100% subsidiary of Belgian Volition SRL)	Delaware
Volition Veterinary Diagnostics Development LLC (Majority-owned subsidiary of Belgian Volition SRL)	Texas